Exhibit I

CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES RESULTS OF ITS

ANNUAL MEETING OF LIMITED PARTNERS

ATHENS, GREECE, September 26, 2023 — Capital Product Partners L.P. (NASDAQ: CPLP) (the “Partnership”) today announced that it held its annual meeting of Limited Partners in Athens, Greece on September 22, 2023. At that meeting:

1.	Rory Hussey was re-elected to act as a Class I Director until the Partnership’s 2026 annual meeting of Limited Partners (“Proposal One”);

2.	The appointment of Deloitte Certified Public Accountants S.A., as independent registered public accounting firm for the fiscal year ending December 31, 2023, was ratified (“Proposal Two”).

No other actions were taken at the meeting.

Proposal One was approved by 91.37% of the Partnership’s common units entitled to vote and represented at the meeting (excluding common units owned by the Partnership’s sponsor, Capital Maritime & Trading Corp. and its affiliates). Proposal Two was approved by 98.96% of the Partnership’s common units entitled to vote and represented at the meeting.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of ocean-going vessels. CPLP currently owns 23 vessels, including seven latest generation LNG carriers, 12 Neo-Panamax container vessels, three Panamax container vessels and one Capesize bulk carrier vessel, which the Partnership has agreed to sell.

CPLP-F

Contact Details:

Capital GP L.L.C.

Jerry Kalogiratos

CEO

Tel. +30 (210) 4584 950

E-mail: j.kalogiratos@capitalpplp.com

Capital GP L.L.C.

Nikos Kalapotharakos

CFO

Tel. +30 (210) 4584 950

E-mail: n.kalapotharakos@capitalmaritime.com

Investor Relations / Media

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: cplp@capitallink.com